FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F[_]

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of Announcement No. 6 - 2006 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on May 9, 2006.

Exhibit 1

TORM

-------------------------------------------------------------------------------
FIRST QUARTER REPORT 2006 - THE RESULT WAS BETTER THAN EXPECTED

               Profit before tax for the first quarter of 2006 was USD 59.3 mill. (DKK 368.3 mill.). The result was better than expected.

               Expectations for 2006 are maintained at USD 155-175 mill. before tax.

Key points     o    Profit for the first quarter of 2006 was USD 59.3 mill. (DKK
                    368.3 mill.) before tax and USD 57.7 mill. (DKK 358.3 mill.)
                    after tax. The result was better than expected.

               o Cash flow from operations was USD 75.7 mill. (DKK 470.1 mill.) for the quarter.

               o Earnings per share (EPS) were USD 1.7 (DKK 10.3) in the first quarter against USD 2.2 (DKK 12.5) for the same period last year.

               o Return on Invested Capital (RoIC) was 21.8% p.a., and Return on Equity (RoE) was 24.9% p.a. for the quarter. Shareholders' equity was USD 946 mill. (DKK 5,834 mill.) as at 31 March 2006. A dividend of DKK 837 mill. (USD 139 mill.) was paid in April.

               o The year started better than expected, but the product tanker rates have been lower than expected during the end of the first and into the second quarter. This was attributable to an ongoing large influx of vessels combined with large inventories in the US and maintenance of refineries in the US and Asia. The period time charter market continues to be relatively strong, which together with a recent increase in fright rates is a positive indicator for the remainder of the year. As per 31 March the Company had hedged 25% of the remaining earning days for 2006.

               o Dry bulk rates were in line with expectations. As per 31 March, the Company had hedged 65% the remaining earning days for 2006.

               o As at 31 March, TORM had hedged 37% of the remaining earning days for 2006 and 53% of the total earning days in 2006.

               o As at 31 March, the value adjustment on the Norden shares was USD (21) mill. (DKK (188) mill.). On 4 April 2006, TORM announced that the Company would in the near term actively evaluate its shareholding in Norden.

               o On 27 April TORM increased expectations for the year as a whole to USD 155-175 mill. (DKK 930-1,050 mill.) before tax. The expectations are maintained.

Telephone      Telephone  conference  and webcast  (www.torm.com)  reviewing the
conference     report for the first  quarter 2006 will take place  today,  9 May
               2006, at 17:00 Copenhagen time. To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the US). A replay of the conference will be available from TORM's website.

Contact        A/S Dampskibsselskabet TORM        Tel.: +45 39 17 92 00
               Tuborg Havnevej 18                 Klaus Kjaerulff, CEO
               DK-2900 Hellerup - Denmark         Klaus Nyborg, CFO

-------------------------------------------------------------------------------
Mill. USD                                        Q1 2006    Q1 2005       2005
-------------------------------------------------------------------------------

Income statement
Net revenue                                        161.8      132.3      587.0
Time charter equivalent earnings (TCE)             129.5      105.6      463.8
Gross profit                                        86.0       75.6      314.9
EBITDA                                              82.0       91.9      351.0
Operating profit                                    66.9       81.6      303.2
Financial items                                    (7.6)      (3.7)      (3.8)
Profit before tax                                   59.3       77.9      299.4
Net profit                                          57.7       76.9      299.4
-------------------------------------------------------------------------------

Balance sheet
Total assets                                     1,859.8    1,499.0    1,810.1
Shareholders' equity                               945.6      842.7      904.7
Total liabilities                                  914.2      656.3      905.4
Invested capital                                 1,281.5      806.0    1,175.8
Net interest bearing debt                          676.1      379.9      632.1
-------------------------------------------------------------------------------

Cash flow
From operating activities                           75.7       83.4      261.1
From investing activities                        (119.5)    (193.6)    (473.1)
    Thereof investment in tangible fixed assets  (119.7)    (221.6)    (635.9)
From financing activities                            7.4      137.4      303.2
Net cash flow                                     (36.4)       27.2       91.2
-------------------------------------------------------------------------------

Key Financial figures
Margins:
    TCE                                            80.0%      79.8%      79.0%
    Gross profit                                   53.2%      57.1%      53.7%
    EBITDA                                         50.7%      69.5%      59.8%
    Operating profit                               41.3%      61.7%      51.6%
Return on Equity (RoE) (p.a.)                      24.9%      39.5%      36.9%
Return on Invested Capital (RoIC) (p.a.)           21.8%      45.9%      33.8%
Equity ratio                                       50.8%      56.2%      50.0%
Exchange rate USD/DKK, end of period                6.17       5.75       6.32
Exchange rate USD/DKK, average                      6.21       5.68       6.00
-------------------------------------------------------------------------------

Share related key figures
Earnings per share, EPS                  USD         1.7        2.2        8.6
Cash flow per share, CFPS                USD         2.2        2.4        7.5
Share price, end of period
    (per share of DKK 10 each)           DKK       282.6      303.9      305.1
Number of shares, end of period          Mill.      36.4       36.4       36.4
Number of shares, (excl. treasury shares),
    average                              Mill.      34.8       34.8       34.8
-------------------------------------------------------------------------------

Profit by division

-------------------------------------------------------------------------------
Mill. USD                                               Q1 2006
                                          -------------------------------------
                                          Tanker   Bulk       Not
                                          division division   allocated  Total
-------------------------------------------------------------------------------

Net revenue                                  130.7    31.1      0.0      161.8
Port expenses, bunkers and commissions      (30.7)   (1.6)      0.0     (32.3)
-------------------------------------------------------------------------------

Time charter equivalent earnings (TCE)*)     100.0    29.5      0.0      129.5
Charter hire                                (12.0)  (11.4)      0.0     (23.4)
Operating expenses                          (16.0)   (4.1)      0.0     (20.1)
-------------------------------------------------------------------------------

Gross profit                                  72.0    14.0      0.0       86.0
Profit from sale of vessels                    0.0     0.0      0.0        0.0
Administrative expenses                      (5.9)   (1.2)      0.0      (7.1)
Other operating income                         2.9     0.2      0.0        3.1
Depreciation and impairment losses          (12.4)   (2.7)      0.0     (15.1)
-------------------------------------------------------------------------------

Operating profit                              56.6    10.3      0.0       66.9
Financial items                                  -       -    (7.6)      (7.6)
-------------------------------------------------------------------------------
Profit before tax
                                                 -       -    (7.6)       59.3
Tax                                              -       -    (1.6)      (1.6)
-------------------------------------------------------------------------------

Net profit after tax for the period              -       -    (9.2)       57.7
-------------------------------------------------------------------------------
*) TCE is gross freight income less bunker, commissions and port expenses (TCE = Time Charter Equivalent).

                    Tanker and Bulk

Tanker Division     The  Tanker  Division  achieved  a profit of USD 56.6  mill.
                    before financial items in the first quarter of 2006.

                    The product tanker rates started the year at a very high level. From the middle of the quarter, however, rates decreased to very low levels, but have rebounded significantly recently.

                    There have been substantial variations between the product tanker rates in the west and the east. Freight rates especially in the MR segment have been significantly better in the west. TORM has traded a majority of its vessels in the west, which has, benefited earnings considerably.

                    In line with normal seasonal patterns, a slowdown in the tanker market takes place towards the end of the first and into the second quarter as the winter season ended, resulting in a tailing off in the transportation of heating oil. This year the decrease in freight rates has been more pronounced than normal.

                    At the end of the first and into the second quarter of 2006 freight rates in the Tanker Division have been highly affected by:

                    o    A warmer than normal winter in the US.

                    o    More   inspections   than  usual  of   refineries   and
                         petrochemical plants in the Far- and the Middle East.

                    o An ongoing considerable growth in the global product tanker fleet.

                    TORM's Tanker Division achieved freight rates in the first quarter of 2006 which when compared to the first quarter of 2005 were 22% higher for the LR2 segment, 8% higher for the LR1 segment and 2% higher for the MR segment. The MR segment was the strongest during the first quarter.

                    The number of earning days in the LR2 segment increased by 18% compared to first quarter of 2005. The number of earning days in the LR1 and MR segments increased by 83% and 42%, respectively. Compared to the fourth quarter of 2005, the number of earning days increased by 1% for the total tanker fleet.

--------------------------------------------------------------------------------------------------------------------
Tanker Division                         Q1 05         Q2 05         Q3 05        Q4 05          Q1 06        Change
                                                                                                             -Q1 05
                                                                                                             -Q1 06
--------------------------------------------------------------------------------------------------------------------

LR2 (Aframax, 90-110,000 DWT)
Available earning days                    450           442           548          550            529           18%
Per earning day (USD):
    Earnings (TCE)*)                   35,715        30,281        28,185       45,917         43,553           22%
    Operating expenses                (5,526)       (4,849)       (5,899)      (6,157)        (5,464)          (1%)
    Operating cash flow**)             27,570        18,726        14,172       30,316         33,526           22%
--------------------------------------------------------------------------------------------------------------------

LR1 (Panamax, 75-85,000 DWT)
Available earning days                    498           652           774          827            912           83%
Per earning day (USD):
    Earnings (TCE)*)                   32,704        26,906        26,509       41,726         35,356            8%
    Operating expenses                (4,991)       (6,836)       (6,074)      (5,680)        (5,730)           15%
    Operating cash flow**)             21,647        11,769        15,090       27,964         22,113            2%
--------------------------------------------------------------------------------------------------------------------

MR (45,000 DWT)
Available earning days                  1,125         1,270         1,547        1,638          1,599           42%
Per earning day (USD):
    Earnings (TCE)*)                   27,465        26,079        23,499       29,373         28,118            2%
    Operating expenses                (6,223)       (6,594)       (6,274)      (6,505)        (7,199)           16%
    Operating cash flow**)             20,261        18,788        17,738       23,598         21,730            7%
--------------------------------------------------------------------------------------------------------------------

*) TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.

**)  Operating cash flow = TCE less operating expenses and charter hire.

Bulk Division       The Bulk Division  achieved a profit before  financial items of USD 10.3 mill. in the first quarter of 2006.

                    The dry bulk freight rates were significantly lower in the first quarter of 2006 than in the first quarter of 2004 and 2005 respectively. In the Panamax segment the freight rates were on average USD 20,324/day, which was still above the historical average of USD 12,600/day (source: Clarksons).

                    The development in the bulk market continues to be highly dependent on the development in certain markets, especially China but also India, Japan and South America. Due to a large influx of vessels dry bulk freight rates were as expected not positively influenced by the South American grain season. The iron ore price negotiations for the sale of this commodity to the Chinese steel industry from 1 April 2006 are not yet finalized and did not, as expected, give rise to higher dry bulk freight rates.

                    In the first quarter of 2006, the number of available earning days was 2% higher for TORM's Panamax vessels compared to the first quarter of 2005.

                    In the first quarter of 2006, the number of available earning days was 10% lower for TORM's Handysize vessels compared to the first quarter of 2005. The decrease was due to the re-delivery of chartered-in tonnage.

------------------------------------------------------------------------------------------------------------------------
Bulk Division                           Q1 05         Q2 05         Q3 05        Q4 05          Q1 06        Change
                                                                                                              Q1 05
                                                                                                             -Q1 06
--------------------------------------------------------------------------------------------------------------------

Panamax (60-80,000 DWT)
Available earning days                  1,324         1,203         1,240        1,356          1,346            2%
Per earning day (USD):
    Earnings (TCE)*)                   30,641        30,962        27,523       22,585         20,324         (34%)
    Operating expenses                (4,794)       (4,607)       (4,294)      (5,017)        (4,572)          (5%)
    Operating cash flow**)             20,495        21,792        12,241       12,136          9,430         (54%)
--------------------------------------------------------------------------------------------------------------------

Handysize (20-35,000 DWT)
Available earning days                    199           206           215          197            179         (10%)
Per earning day (USD):
    Earnings (TCE)*)                   18,952        17,645        14,514       13,067         12,479         (34%)
    Operating expenses                (2,916)       (3,908)       (3,690)      (5,049)        (4,583)           57%
    Operating cash flow**)             15,306        13,172         9,150        7,745          7,987         (48%)
--------------------------------------------------------------------------------------------------------------------

*) TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.

**)  Operating cash flow = TCE less operating  expenses and charter hire.

Other activities    Other (non allocated)  activities consist of financial items of USD (7.6) mill. and tax of USD (1.6) mill.

Fleet development   TORM has during the first quarter of 2006 taken  delivery of
                    DIFKO Lisbeth, which was resold to Nordic Tankers A/S for delivery in the second quarter of 2006. TORM has also taken delivery of two LR2 product tankers, which were chartered in with purchase options that were exercised in the fourth quarter of 2005.

                    At the end of the first quarter of 2006, TORM's fleet consisted of 30 tankers and 10 bulk carriers, totalling 40 vessels.

-------------------------------------------------------------------------------
                      31 Dec 2005        Addition       Disposal   31 March 2006
-------------------------------------------------------------------------------

LR2 / Aframax                 3.0     TORM Gudrun          -               5.0
                                      TORM Kristina
LR1 / Panamax                 6.0     DIFKO Lisbeth        -               7.0
MR                           18.0               -          -              18.0
-------------------------------------------------------------------------------
Tank                         27.0             3.0          -              30.0
-------------------------------------------------------------------------------

Panamax                       8.0               -          -               8.0
Handysize                     2.0               -          -               2.0
-------------------------------------------------------------------------------
Bulk                         10.0               -          -              10.0
-------------------------------------------------------------------------------
Total                        37.0             3.0          -              40.0
-------------------------------------------------------------------------------

Planned fleet       Early in 2006,  the Company  entered into a contract for the
changes             construction  of a further two MR product  tankers  with "1A
                    Super" Ice Class designation for delivery in 2009.  [GRAPHIC
                    OMITTED][GRAPHIC OMITTED] TORM has alignments in place for 16 product tankers to be chartered-in, of which six already form part of the fleet. There is a purchase option on three of the chartered in vessels that can be exercised in 2009 and beyond.

      31 March 2006       2006           2007             2008           2009            Total
      -------------       ----           ----             ----           ----            -----
                      Q2 Q3   Q4    Q1  Q2  Q3   Q4   Ql  Q2  Q3   Q4    Q1  Q2  Q3  Q4
   LR2        5        1  1  -      1   1  -    0.5   -   1    -    1    1   -   -    -    7.5
   LR1        7       -1  -  0.5    1   -  -     -    -   -    -    -    -   -   -    -    0.5
    MR        18      -   -  -      -   -  -     -    -   -    1    -    1   -   1    1      4
Panamax       8       -   -  -      -   -  -     -    -   -    -    -    -   -   -    -      0
Handysize     2       -   -  -      -   -  -     -    -   -    -    -    -   -   -    -      0
  Total       40      0   1  0.5    2   1  0   0.5    0   1    1    1    2   0   1    1     12

                    TOTM has alignments in place for 16 product tankers to be chartered-in, of which six already form part of the fleet. There is a purchase option on three of the chartered in vessels that can be exercised in 2009 and beyond.

                    TORM holds purchase options on four Panamax bulk vessels, all of which form part of the fleet at present. The options can be exercised in 2007 and beyond.

Pools As at 31 March 2006 the three product tanker pools consisted of 77 vessels. At the end of 2006, 84 vessels are expected to be in the pools.

                    During the first quarter of 2006 BW Shipping Managers Pte. Ltd., Singapore (previously Bergesen-Worldwide) entered into an agreement with TORM to join the LR1 pool from 2007 when the first of four newbuildings will be delivered.

                    Results

First quarter 2006  The first  quarter of 2006 resulted in a gross profit of USD
                    86 mill. (USD 76 mill. in the same quarter of 2005). Profit before depreciation for the period was USD 82 mill. (USD 92 mill.).

                    Depreciation was USD 15 mill. during the first quarter of 2006 (USD 10 mill.). The increase in depreciation is the result of the growth in the Company's fleet.

                    Profit before financial items for the first quarter of 2006 was USD 67 mill. (USD 82 mill.). Of this, the Tanker- and Bulk divisions contributed USD 57 mill. and USD 10 mill. respectively.

                    Financial items were negative by USD 8 mill. (USD 4 mill.), mainly due to the payment of interest on the Company's mortgage debt which increased by USD 296 mill. compared to the first quarter of 2005.

                    Profit after tax was USD 58 mill. (USD 77 mill.).

Assets Total assets increased during the first quarter of 2006 from USD 1,810 mill. to USD 1,860 mill., mainly as a result of increasing non-current assets from USD 1,528 mill. to USD 1,605 mill. This was related to the net impact of vessels purchased countered by the value adjustment of the investment in Dampskibsselskabet "NORDEN" A/S (Norden) by USD (21) mill. and by depreciation by USD 15 mill. during the period.

                    The value adjustment on the Norden shares is a consequence of a decrease in the share price from DKK 2,959 as of 31 December 2005 to DKK 2,709 on 31 March 2006 offset by the adverse effect of a change in the USD/DKK exchange rate from
                    6.32 to 6.17 in the same period.

Liabilities         During the first quarter of 2006, net interest  bearing debt increased from USD 632 mill. to USD 676 mill. The increase was mainly due to higher net borrowing in connection with the delivery of vessels, countered by positive cash earnings in the period. The Company has considerable undrawn loan facilities at its disposal.

Shareholders'       During  the  first  quarter  of 2006,  shareholders'  equity
equity              increased from USD 905 mill. to USD 946 mill. as a result of improved earnings during the period. Shareholders equity as a percentage of total assets increased from 50.0% at 31
                    December 2005 to 50.8% at 31 March 2006.

                    At  31  March  2006,   TORM  owned   1,558,472   own  shares
                    corresponding to 4.3% of the Company's share capital, which is unchanged from 31 December 2005.

Subsequent events   Norden has since the end of the first quarter of 2006 paid a dividend, which for TORM equals to an income of USD 25 mill., which is included in the expectations.

                    TORM has since the end of the first quarter of 2006 sold the two Handysize bulk vessels TORM Arawa (built in 1997) and TORM Pacific (built in 1997). The vessels are sold to Pacific Basin in Hong Kong for total consideration of USD
                    35.1 mill, which is included in the expectations.

Expectations        TORM  maintains  the  expectations  for 2006 at USD  155-175 mill. as stated in announcement no. 5 of 27 April 2006 where the expectations were increased by USD 15 mill. compared to the Company's original earning expectations for 2006.

                    During the first quarter of 2006, rates for the Tanker Division were better than originally expected as at 8 March 2006 (date for the release of the Annual Report 2005).

                    Rates in TORM's Bulk Division have been in line with expectations.

Sensitivity         At the beginning of the second  quarter of 2006,  66% of the earning days for the remainder of the year were hedged in respect of the Company's Panamax bulk vessels. For the Tanker Division, about 25% of the remaining earning days were hedged at the outset of the second quarter.

                    A change in the freight rates of 1,000 USD/day of the non-hedged freight rates in the remaining 3 quarters of the year would, all things being equal, lead to a change in net profit of USD 9 mill.

                    As at 31 March 2006, the Company had hedged the price for 26% of its remaining bunker requirements for 2006, and the market value of these contracts as at year-end was USD 2.4 mill. A hypothetical price change of +/-1% point per ton of bunker oil would lead to a change in expenditure in 2006 of USD +/-0.7 mill. based on the expected bunker consumption.

Safe Harbor         Matters   discussed   in   this   release   may   constitute
Forward looking     forward-looking   statements.   Forward-looking   statements
statements          reflect our current  views with respect to future events and financial  performance and may include statements concerning plans,  objectives,  goals,  strategies,  future  events  or
                    performance,    and   underlying   assumptions   and   other
                    statements,  which are other than  statements  of historical facts.  The  forward-looking  statements in this release are based upon various assumptions,  many of which are based, in
                    turn,   upon   further   assumptions,    including   without
                    limitation, management's examination of historical operating trends,  data  contained  in  our  records  and  other  data available  from third  parties.  Although TORM believes that these  assumptions were reasonable when made,  because these
                    assumptions   are   inherently    subject   to   significant
                    uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

                    Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

                    Forward looking statements are based on management's current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

                    The TORM share

                    The price of a TORM share was DKK 282.6 as at 31 March 2006 against DKK 305.1 at the beginning of the year corresponding to a total return of (7.4)% in the quarter.

                    Accounting policies

                    The accounts for the first quarter of 2006 have been prepared using the same accounting policies as for the Annual Report 2005.

                    The accounting policies are described in more detail in the Annual Report 2005.

                    The quarterly report for the first quarter of 2006 is unaudited, in line with normal practice.

                    Information

Telephone           TORM will host a telephone conference for financial analysts
conference          and  investors  on 9 May  2006 at  17:00,  Copenhagen  time, reviewing the report for the first quarter of 2006. The conference call will be hosted by Klaus Nyborg, CFO, and will be conducted in English.

                    Please call 10 minutes before the call starts on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the US).
                    The telephone conference will also be broadcast via TORM's website, www.torm.com, which will also contain the presentation material.

Next reporting      TORM's  financial report for the second quarter of 2006 will be released on 9 August 2006.

                    Statement by the Board of Directors and Management on the Interim Report

                    The Board of Directors and Management have considered and approved the interim report for the period 1 January - 31 March 2006.

                    The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report for 2006.

                    We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.


                    Copenhagen, 9 May 2006

                    Management               Board of Directors

                    Klaus Kjaerulff, CEO     Niels Erik Nielsen, Chairman
                    Klaus Nyborg, CFO        Christian Frigast, Deputy chairman
                                             Lennart Arrias
                                             Ditlev Engel
                                             Peder Mouridsen
                                             Gabriel Panayotides
                                             Nicos Zouvelos


About TORM          TORM is one of the world's  leading  carriers of refined oil products as well as being a significant  participant  in the dry bulk market.  The Company  operates a combined  fleet of close to 100 modern vessels,  principally  through a pooling cooperation  with other  respected  shipping  companies  who
                    share   TORM's    commitment   to   safety,    environmental
                    responsibility and customer service.

                    TORM was founded in 1889 and has consistently adapted itself to, and benefited from, the enormous changes which characterise the shipping industry in general. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement


-------------------------------------------------------------------------------
Mill. USD                                   Q1 2006       Q1 2005         2005
-------------------------------------------------------------------------------

Net revenue                                   161.8         132.3        586.9
Port expenses, bunkers and commissions        (32.3)        (26.7)      (123.1)
-------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)        129.5         105.6        463.8

Charter hire                                  (23.4)        (16.5)       (82.2)
Operating expenses                            (20.1)        (13.5)       (66.7)
-------------------------------------------------------------------------------
Gross profit                                   86.0          75.6        314.9

Profit from sale of vessels                     0.0          19.4         54.7
Administrative expenses                        (7.1)         (6.6)       (31.2)
Other operating income                          3.1           3.5         12.6
Depreciation and impairment losses            (15.1)        (10.3)       (47.8)
-------------------------------------------------------------------------------
Operating profit                               66.9          81.6        303.2

Financial items                                (7.6)         (3.7)        (3.8)
-------------------------------------------------------------------------------
Profit before tax                              59.3          77.9        299.4

Tax                                            (1.6)         (1.0)         0.0
-------------------------------------------------------------------------------

Net profit after tax for the period            57.7          76.9        299.4
-------------------------------------------------------------------------------



Earnings per share, EPS (USD)                   1.7           2.2          8.6
Earnings per share, EPS (DKK)*)                10.3          12.5         51.5
-------------------------------------------------------------------------------
*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

Income statement by quarter

-----------------------------------------------------------------------------------------------------------
Mill. USD                                    Q1 05         Q2 05        Q3 05         Q4 05          Q1 06
-----------------------------------------------------------------------------------------------------------

Net revenue                                   132.3         132.1        142.2         180.3          161.8
Port expenses, bunkers and commissions         26.7)        (28.4)       (32.8)        (35.2)         (32.3)
-----------------------------------------------------------------------------------------------------------
Time charter equivalent earnings (TCE)        105.6         103.7        109.4         145.1          129.5

Charter hire                                   16.5)        (17.4)       (19.1)        (29.2)         (23.4)
Operating expenses                             13.5)        (16.3)       (18.2)        (18.7)         (20.1)
-----------------------------------------------------------------------------------------------------------
Gross profit                                   75.6          70.0         72.1          97.2           86.0

Profit from sale of vessels                    19.4          21.0         14.4          (0.1)           0.0
Administrative expenses                        (6.6)         (6.7)        (7.8)        (10.1)          (7.1)
Other operating income                          3.5           2.8          2.6           3.7            3.1
Depreciation and impairment losses             10.3)        (11.2)       (12.5)        (13.8)         (15.1)
-----------------------------------------------------------------------------------------------------------
Operating profit                               81.6          75.9         68.8          76.9           66.9

Financial items                                (3.7)         10.0         (2.3)         (7.8)          (7.6)
-----------------------------------------------------------------------------------------------------------
Profit before tax                              77.9          85.9         66.5          69.1           59.3

Tax                                            (1.0)         (1.7)         0.2           2.5           (1.6)
-----------------------------------------------------------------------------------------------------------

Net profit after tax for the period            76.9          84.2         66.7          71.6           57.7
-----------------------------------------------------------------------------------------------------------

Assets


--------------------------------------------------------------------------------
Mill. USD                                     31 March     31 March    31 Dec
                                                 2006         2005        2005
--------------------------------------------------------------------------------

NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings                                0.9           0.4        0.9
Vessels and capitalized dry-docking           1,140.5         680.5    1,066.5
Vessels under construction and prepayments
  for vessels                                   120.7         155.9       97.4
Other plant and operating equipment               2.3           2.8        2.3
-------------------------------------------------------------------------------
Total tangible fixed assets                   1,264.4         839.6    1,167.1
-------------------------------------------------------------------------------

Financial fixed assets
-------------------------------------------------------------------------------
Other investments                               340.2         416.6      361.0
-------------------------------------------------------------------------------


TOTAL NON-CURRENT ASSETS                      1,604.6       1,256.2    1,528.1
-------------------------------------------------------------------------------


CURRENT ASSETS

Inventories of bunkers                           12.1           6.5       10.9
Freight receivables, etc.                        40.1          32.1       53.9
Other receivables                                23.8          12.6       14.1
Prepayments                                       8.2           7.0        2.9
Marketable securities                             0.0          60.2        0.2
Cash and cash equivalents                       120.3          92.7      156.7
-------------------------------------------------------------------------------
                                                204.5         211.1      238.7

Non-current assets held for sale                 50.7          31.7       43.3
-------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                            255.2         242.8      282.0
-------------------------------------------------------------------------------


TOTAL ASSETS                                  1,859.8       1,499.0    1,810.1
-------------------------------------------------------------------------------

Liabilities and Shareholders' equity

--------------------------------------------------------------------------------
Mill. USD                                     31 March     31 March    31 Dec
                                                 2006          2005      2005
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Common shares                                    61.1         61.1        61.1
Treasury shares                                  (7.7)        (7.7)       (7.7)
Revaluation reserves                            275.6        367.4       296.4
Retained profit                                 473.4        315.8       415.3
Proposed dividend                               132.4         99.9       132.4
Hedging reserves                                  6.9          2.3         3.3
Translation reserves                              3.9          3.9         3.9
-------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      945.6        842.7       904.7
-------------------------------------------------------------------------------
LIABILITIES
Non-current liabilities
Deferred tax                                     56.0         64.9        54.5
Mortgage debt and bank loans                    735.7        370.7       729.1
-------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                   791.7        435.6       783.6
-------------------------------------------------------------------------------

Current liabilities
Mortgage debt and bank loans                     60.7         56.8        59.9
Other financial liabilities                       0.0        105.3         0.0
Trade payables                                   18.1         16.7        22.9
Current tax liabilities                           9.6         14.7         9.4
Other liabilities                                32.0         20.8        23.6
Deferred income                                   2.1          6.4         6.0
-------------------------------------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                   122.5        220.7       121.8
-------------------------------------------------------------------------------


TOTAL LIABILITIES                               914.2        656.3       905.4
-------------------------------------------------------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    1,859.8      1,499.0     1,810.1
-------------------------------------------------------------------------------

Shareholders' equity


-----------------------------------------------------------------------------------------------------------------------------------
Mill. USD                                     Common     Treasury   Revalution  Retained  Proposed  Hedging  Translation
                                              shares     shares     reserves    profit    dividend  reserves reserves     Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2006                       61.1     (7.7)       296.4      415.3      132.4       3.3        3.9      904.7
-----------------------------------------------------------------------------------------------------------------------------------

Changes in Shareholders' equity Q1 2006:
Exchange rate adjustment arising on
    translation of entities using a
    measurement currency different from USD        -        -          -          -          -         -          0.0      0.0
Reversal of deferred gain/loss on cash flow
     hedges at beginning of period                 -        -          -          -          -        (3.3)       -       (3.3)
Deferred gain/loss on cash flow hedges at
    period end                                     -        -          -          -          -         6.9        -        6.9
Reversal of fair value adjustment on
    available for sale investments at
    beginning of period                            -        -      (296.4)        -          -         -          -     (296.4)
Fair value adjustment on available for sale
    investment at period end                       -        -       275.6         -          -         -          -      275.6
-----------------------------------------------------------------------------------------------------------------------------------
Net income recognized directly in equity         0.0      0.0      (20.8)       0.0        0.0         3.6        0.0    (17.2)
Profit for the period                              -        -          -       57.7          -         -          -       57.7
-----------------------------------------------------------------------------------------------------------------------------------
Total income for the period                      0.0      0.0     (20.8)       57.7        0.0         3.6        0.0     40.5
Disposal of own shares, cost                       -      0.0          -          -          -         -          -        0.0
Dividends paid                                     -        -          -          -          -         -          -        0.0
Dividends paid on own shares                       -        -          -          -          -         -          -        0.0
Exchange rate adjustment on dividends paid         -        -          -          -          -         -          -        0.0
Exercise of share options                          -        -          -        0.4          -         -          -        0.4
-----------------------------------------------------------------------------------------------------------------------------------
Total changes in Shareholders' equity Q1         0.0      0.0     (20.8)       58.1        0.0         3.6        0.0     40.9
    2006
-----------------------------------------------------------------------------------------------------------------------------------

Balance at 31 March 2006                        61.1    (7.7)      275.6      473.4      132.4         6.9        3.9      945.6
-----------------------------------------------------------------------------------------------------------------------------------

Cash flow statement


-------------------------------------------------------------------------------
Mill. USD                                            Q1         Q1       2005
                                                   2006       2005
-------------------------------------------------------------------------------


Cash flow from operating activities
Operating profit                                   66.9       81.6      303.2
Adjustments:
Reversal of profit from sale of vessels             0.0      (19.4)     (54.7)
Reversal of depreciation and impairment loss       15.1       10.3       47.9
Reversal of other non-cash movements                5.5       (9.4)      (6.5)
Dividends received                                  0.2        0.2       12.8
Interest income and exchange rate gains             1.1        1.1        7.8
Interest expenses                                 (10.3)      (4.8)     (26.1)
Income taxes paid                                   0.0        0.0       (7.5)
Change in inventories, accounts receivables
    and payables                                   (2.8)       4.4      (15.8)
-------------------------------------------------------------------------------
Net cash inflow from operating activities          75.7       64.0      261.1
-------------------------------------------------------------------------------


Cash flow from investing activities
Investment in tangible fixed assets             (119.7)     (221.6)    (635.9)
Investment in equity interests and securities       0.2        0.0      (15.4)
Sale of non-current assets                          0.0       47.4      178.2
-------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing         (119.5)    (174.2)    (473.1)
    activities
-------------------------------------------------------------------------------


Cash flow from financing activities
Borrowing, mortgage debt and other financial
    liabilities                                    11.2      159.1      645.5
Repayment/redemption, mortgage debt                (3.8)     (21.7)    (251.9)
Dividends paid                                      0.0        0.0      (90.4)
Purchase/disposals of treasury shares               0.0        0.0        0.0
-------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities     7.4      137.4      303.2
-------------------------------------------------------------------------------


Increase/(decrease) in cash and cash equivalents  (36.4)      27.2       91.2

Cash and cash equivalents, beginning of period     156.7      65.5       65.5
-------------------------------------------------------------------------------

Cash and cash equivalents, end of period          120.3       92.7      156.7
-------------------------------------------------------------------------------

Quarterly cash flow statement


------------------------------------------------------------------------------------------------------------------------
Mill. USD                                                 Q1 05         Q2 05        Q3 05         Q4 05          Q1 06
------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating profit                                           81.6          75.9         68.8          76.9           66.9
Adjustments:
Reversal of profit from sale of vessels                   (19.4)        (21.0)       (14.4)          0.1            0.0
Reversal of depreciation and impairment loss               10.3          11.2         12.5          13.9           15.1
Reversal of other non-cash movements                       (9.4)         (0.1)         3.0           0.0            5.5
Dividends received                                          0.2          12.6          0.0           0.0            0.2
Interest income and exchange rate gains                     1.1           1.0          0.6           5.1            1.1
Interest expenses                                          (4.8)         (5.9)        (6.7)         (8.7)         (10.3)
Income taxes paid                                           0.0           0.0          0.0          (7.5)           0.0
Change in inventories, accounts receivables and
    payables                                                4.4           2.8         (7.0)        (16.0)          (2.8)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                  64.0          76.5         56.8          63.8           75.7
------------------------------------------------------------------------------------------------------------------------


Cash flow from investing activities
Investment in tangible fixed assets                      (221.6)       (249.9)      (145.8)        (18.6)        (119.7)
Investment in equity interests and securities               0.0          34.3          3.2         (52.9)           0.2
Sale of non-current assets                                 47.4          41.4         36.4          53.0            0.0
------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing
    activities                                           (174.2)       (174.2)      (106.2)        (18.5)        (119.5)
------------------------------------------------------------------------------------------------------------------------


Cash flow from financing activities
Borrowing, mortgage debt and other financial
    liabilities                                           159.1         208.8        158.6         119.0           11.2
Repayment/redemption, mortgage debt                       (21.7)        (74.0)      (122.7)        (33.5)          (3.8)
Repayment/redemption, lease liabilities                     0.0           0.0          0.0           0.0            0.0
Dividends paid                                              0.0         (90.4)         0.0           0.0            0.0
Purchase/disposals of treasury shares                       0.0           0.0          0.0           0.0            0.0
------------------------------------------------------------------------------------------------------------------------
Cash inflow/(outflow) from financing activities           137.4          44.4         35.9          85.5            7.4
------------------------------------------------------------------------------------------------------------------------


Increase/(decrease) in cash and cash equivalents           27.2         (53.3)       (13.5)         130.8         (36.4)

Cash and cash equivalents, beginning of period             65.5          92.7         39.4          25.9          156.7
------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                   92.7          39.4         25.9         156.7          120.3
------------------------------------------------------------------------------------------------------------------------

Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP)

--------------------------------------------------------------------------------
Mill. USD                                   Net income    Shareholders' Equity
                                               Q1 2006            31 Mar. 2006
--------------------------------------------------------------------------------

As reported under IFRS                            57.7              945.6
--------------------------------------------------------------------------------
Adjustments:
    Reversal of write-down of vessels              0.0               (0.5)
    Deferred gain on a sale/lease back             1.1              (16.3)
    Deferred tax                                  (0.3)               4.6
--------------------------------------------------------------------------------
    Total adjustments                              0.8              (12.2)
--------------------------------------------------------------------------------
According to US GAAP                              58.5              933.4
--------------------------------------------------------------------------------
A review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2005.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: May 10, 2006                    By: /s/ Klaus Nyborg
                                           -----------------------
                                           Klaus Nyborg
                                           Chief Financial Officer



03810 0001 668530